Filed by Strathcona Resources Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MEG Energy Corp.

Commission File No. 132-02876

News Release

Strathcona Resources Ltd. Provides Update on Form of $2.1 Billion Special Distribution

Calgary, Alberta (September 3, 2025) – Strathcona Resources Ltd. ("Strathcona") announced today the anticipated form of the previously disclosed $2.142 billion special distribution (the "Special Distribution") on all of the issued and outstanding Strathcona common shares ("Strathcona Shares").

The Special Distribution is expected to be completed as part of a statutory plan of arrangement that would entitle Strathcona shareholders to receive the Special Distribution as a dividend or, at their election, a return of capital.

The Special Distribution will be paid in connection with the reorganization of Strathcona's business into a pure-play heavy oil company and discontinuance of its Montney business segment and derived from the cash proceeds received from the sale of such business segment.

Strathcona currently expects to mail shareholder materials in connection with the Special Distribution in October 2025, with the shareholder meeting and payment of the Special Distribution to follow thereafter in the fourth quarter of 2025. Terms of the Special Distribution are subject to approval of the board of directors of Strathcona, and the Special Distribution will be subject to regulatory and other required approvals.

About Strathcona

Strathcona is one of North America's fastest growing pure play heavy oil producers with operations focused on thermal oil and enhanced oil recovery. Strathcona is built on an innovative approach to growth achieved through the consolidation and development of long-life assets. Strathcona's common shares (symbol SCR) are listed on the Toronto Stock Exchange (TSX).

For more information about Strathcona, visit www.strathconaresources.com.

Investor inquiries:

info@strathconaresources.com

Media inquiries:

communications@strathconaresources.com

Website addresses are provided for informational purposes only and no information contained on, or accessible from, such websites is incorporated by reference in this news release unless expressly incorporated by reference.

No Offer or Solicitation

This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. Strathcona's offer to acquire all of the issued and outstanding common shares of MEG Energy Corp. (the "Offer") and issue Strathcona Shares in connection therewith is made solely by, and subject to the terms and conditions set out in, the Offer to Purchase and Bid Circular, dated May 30, 2025 (the "Offer to Purchase and Circular") and accompanying letter of transmittal and notice of guaranteed delivery (the "Offer Documents"). The Offer Documents contain important information about the Offer and should be read in their entirety by MEG shareholders.

Additional Information About the Offer and Where to Find It

In connection with the Offer, Strathcona has filed and will file relevant materials with the U.S. Securities and Exchange Commission (the "SEC"), including a registration statement on Form F-10 (the "Registration Statement") under the United States Securities Act of 1933, as amended, which includes the Offer Documents and other documents related to the Offer. This news release is not a substitute for the Registration Statement, the Offer Documents or any other relevant documents filed with the applicable Canadian securities regulatory authorities or the SEC. MEG shareholders and other interested parties are urged to read the Registration Statement, the Offer to Purchase and Circular, all documents incorporated by reference therein, all other applicable documents and any amendments or supplements to any such documents when they become available, because they do and will contain important information about Strathcona, MEG and the Offer. The Registration Statement, Offer Documents and other materials filed or that will be filed by Strathcona with the SEC will be available electronically without charge at the SEC's website at www.sec.gov. The Registration Statement, Offer to Purchase and Circular, documents incorporated by reference therein and other relevant documents may also be obtained on request without charge from Strathcona by email at info@strathconaresources.com or by phone at (403) 930-3000 or Laurel Hill Advisory Group, the information agent for the Offer by email at assistance@laurelhill.com or by phone at 1-877-452-7184 (Toll-Free), and will also be available electronically at www.sedarplus.ca.

Forward-Looking Information

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of applicable U.S. securities laws (collectively, "forward-looking information") and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as "believes", "plans", "expects", "intends" and "anticipates", or variations of such words, and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this news release includes, but is not limited to, expectations relating to Strathcona's intention to effect the Special Distribution, including the rationale, anticipated form and amount of, and source of funding for, the Special Distribution, timing thereof and expected approvals therefor.

Although Strathcona believes that the expectations reflected by the forward-looking information presented in this news release are reasonable, the forward-looking information is based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to Strathcona about itself and MEG and the businesses in which they operate. Information used in developing forward-looking information has been acquired from various sources, including third party consultants, suppliers and regulators, among others. The material assumptions used to develop the forward-looking information herein include, but are not limited to: the ability of Strathcona to pursue, complete and fund the Special Distribution, including the expected sources of funding therefor and the anticipated impact thereof on Strathcona's financial position; the ability of Strathcona to obtain all approvals required to complete the Special Distribution in a timely manner and on the timeline set forth in this press release; the impact of the current economic climate and financial, political and industry conditions on Strathcona's and MEG's operations, including its financial condition and asset value, will remain consistent with Strathcona's current expectations. Although Strathcona believes that the assumptions made and the expectations represented by such information are reasonable, there can be no assurance that the forward-looking information herein will prove to be accurate.

Because actual results or outcomes could differ materially from those expressed in any forward-looking information, readers should not place undue reliance on any such forward-looking information. By its nature, forward-looking information is based on assumptions and involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Factors that could cause actual events to differ materially from those contemplated or implied by the forward-looking information in this news release include, but are not limited to, changes in general economic conditions in Canada, the United States and elsewhere; changes in operating conditions (including as a result of weather patterns); the volatility of prices for oil and natural gas and other commodities; commodity supply and demand; fluctuations in foreign exchange and interest rates; availability of financial resources and/or third-party financing; conditions required for declaring the Special Distribution not having been satisfied; timing for completion of the Special Distribution changing due to the expiry date of the Offer; the inability of Strathcona to procure the approvals required to complete the Special Distribution, in a timely manner or at all; new or changing Laws (domestic and foreign); the risk of failure to satisfy the conditions to the Offer; the risk that the anticipated synergies and other benefits of the Offer may not be realized; the risk that actual operating results may differ significantly from projections and expectations; and the other risks described in Strathcona's annual information form for the year ended December 31, 2024 and other documents filed by Strathcona with the applicable Canadian securities regulatory authorities (available under Strathcona's profile on SEDAR+ at www.sedarplus.ca).

The undertaking of the Special Distribution transaction is at the sole discretion of the Board and will continue to be evaluated. There are factors that may result in Strathcona not proceeding with the Special Distribution transaction, including changes to its free cash flow, operating results, capital requirements, financial position, debt levels, market conditions or corporate strategy and the need to comply with requirements under its debt agreements and applicable laws respecting the declaration and payment of distributions. There are no assurances as to a declaration and payment of the Special Distribution or the amount or timing of any such distribution.

The forward-looking information contained in this news release is provided as of the date hereof and Strathcona does not undertake any obligation to update or to revise any of the forward-looking information included herein, except as required by applicable securities laws. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.